FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated November 22, 2005, regarding revisions in the Investment Agreement between Banco Santander Central Hispano, S.A. and Sovereign Bancorp, Inc.

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Item 1

MATERIAL FACT

     Banco Santander Central Hispano, S.A. announced today that it and Sovereign Bancorp, Inc. have revised their Investment Agreement and that they have been advised by the staff of the New York Stock Exchange (NYSE) that the initial issuance of shares to Santander under the Investment Agreement as revised will not require shareholder approval under the NYSE rules.

     The revisions to the Investment Agreement include the following:

•	The elimination of Santander’s veto with respect to the removal of Sovereign’s chief executive officer and of the requirement that any new Sovereign CEO be reasonably acceptable to Santander. The Santander board will instead have the right to approve whether any new Sovereign CEO will join the Santander board.

•	The elimination of Santander’s obligation to vote its Sovereign shares in favor of Sovereign’s board nominees.

•	The clarification that Santander’s right to veto changes in Sovereign’s by-laws applies only to changes that would adversely affect Santander’s rights under the Investment Agreement.

•	The clarification that Sovereign shareholders’ approval must be obtained for Santander to vote any shares it owns in excess of 19.9% of the outstanding Sovereign shares whether or not there is a change in Pennsylvania law.

•	An amendment as to the use of Sovereign treasury shares under the Investment Agreement to increase Santander’s stake from 19.9% to 24.9%. The favored option now will be open market transactions instead of treasury stock to achieve the 24.9% level.

•	The elimination of provisions providing for the continuation on Sovereign’s board of Sovereign directors in office at the time of any future acquisition of Sovereign by Santander for an additional ten-year period as a way to ensure the fulfillment of certain obligations to the community. A new mechanism based on an independent non-profit organization will be used for the same purpose.

•	The addition of a “fiduciary out” exception to the restrictions on Sovereign’s ability to take actions in connection with a third-party offer to acquire Sovereign during the period before consummation of the Investment Agreement. If Sovereign exercises this fiduciary out, Santander would have the option to either terminate the Investment Agreement and receive a breakup fee of $200 million from Sovereign (equivalent to approximately 2.5% of Sovereign’s current market value) or to consummate the investment transaction as agreed.

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2

It is expected that the investment transaction and Sovereign’s associated acquisition of Independence Community Bank Corp. will be completed according to the original transaction timetable, which contemplates consummation of the two transactions not later than July 1, 2006.

Boadilla del Monte (Madrid), November 22, 2005

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 23, 2005	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President